EXHIBIT 99.1

A QUARTER OF RECORDS, 2022 GUIDANCE REVISED UPWARD
ON ALL METRICS

•Total shipments of 3,455 units, up 28.7% versus Q2 2021
•Net revenues of Euro 1,291 million, up 24.9% versus prior year
•EBITDA(1) of Euro 446 million, up 15.5% versus prior year
•EBIT of Euro 323 million, up 17.8% versus prior year
•EBITDA(1) margin of 34.6% and EBIT margin of 25.0%, in line with full year targets
•Net profit of Euro 251 million and diluted EPS(1) at Euro 1.36
•Industrial free cash flow(1) generation of Euro 79 million, implying the best ever Q2 in terms of operating performance before taxes

“Ferrari continues a phase of strong growth, with quarterly record results in terms of revenues, EBITDA and EBIT. The quality of the first six months and the robustness of our business allows us to revise upward the 2022 guidance on all metrics. Also the net order intake reached a new record level in the quarter” – commented Benedetto Vigna, Chief Executive Officer of Ferrari. “The last quarter was also notable for the unique memories generated by our 75th anniversary celebrations and the Cavalcades, which raised the experiences we offer clients for sharing the passion and spirit of Ferrari to new levels as we continue to push the boundaries.”

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2022	2021	Change			2022	2021	Change
3,455	2,685	770	29%	Shipments (in units)	6,706	5,456	1,250	23%
1,291	1,035	256	25%	Net revenues	2,477	2,046	431	21%
446	386	60	15%	EBITDA(1) / Adj. EBITDA(1)	869	762	107	14%
34.6%	37.4%	(280 bps)		EBITDA(1) / Adj. EBITDA(1) margin	35.1%	37.3%	(220 bps)
323	274	49	18%	EBIT / Adj. EBIT(1)	630	540	90	17%
25.0%	26.5%	(150 bps)		EBIT / Adj. EBIT(1) margin	25.4%	26.4%	(100 bps)
251	206	45	22%	Net profit / Adj. net profit(1)	490	412	78	19%
1.36	1.11	0.25	23%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	2.66	2.22	0.44	20%
1.36	1.11	0.25	23%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	2.65	2.22	0.43	19%

1 Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), August 2, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the second quarter and six months ended June 30, 2022.

Shipments(3)(4)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2022	2021	Change			2022	2021	Change
1,397	1,337	60	4%	EMEA	3,140	2,796	344	12%
1,053	649	404	62%	Americas	1,711	1,404	307	22%
358	166	192	116%	Mainland China, Hong Kong and Taiwan	643	360	283	79%
647	533	114	21%	Rest of APAC	1,212	896	316	35%
3,455	2,685	770	29%	Total Shipments	6,706	5,456	1,250	23%

Shipments totaled 3,455 units in Q2 2022, up 770 units or 28.7% versus the prior year.
The product portfolio in the quarter included seven internal combustion engine (ICE)(5) models and three hybrid engine models, which represented 83% and 17% of total shipments, respectively.
In line with plans, the shipments increase during the quarter was driven by the Ferrari Portofino M and the F8 family. In the quarter, the first deliveries of the 296 GTB commenced and the 812 Competizione was in ramp up phase. The Ferrari Monza SP1 and SP2 reached the end of their limited-series run in the first quarter of 2022.
All geographic regions positively contributed in the quarter. EMEA(4) was up 4.5%, Americas(4) increased 62.2%, Mainland China, Hong Kong and Taiwan more than doubled (+115.7%) in line with the strength of the demand, and Rest of APAC(4) grew by 21.4%.

2     These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3     Excluding the XX Programme, racing cars, one-off and pre-owned cars
4     EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
1,100	881	25%	21%	Cars and spare parts(6)	2,112	1,736	22%	20%
41	45	(8%)	(8%)	Engines(7)	78	90	(13%)	(13%)
117	91	29%	23%	Sponsorship, commercial and brand(8)	226	182	25%	20%
33	18	78%	68%	Other(9)	61	38	59%	52%
1,291	1,035	25%	21%	Total net revenues	2,477	2,046	21%	19%

Net revenues for the second quarter of 2022 were Euro 1,291 million, up 24.9% or 21.1% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 1,100 million (up 25.0% or 21.4% at constant currency(1)), thanks to higher volumes and the contribution from personalizations.
The decrease in Engines(7) revenues (Euro 41 million, down 8.5%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Sponsorship, commercial and brand(8) revenues reached Euro 117 million, up 29.5% or 23.2% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking and the contribution from lifestyle activities, partially offset by lower sponsorship.
Other(9) revenues increased to Euro 33 million (up 78.4% or 68.5% at constant currency(1)) mainly due to other supporting activities.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 41 million, mostly related to US Dollar and Chinese Yuan.

6     Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
7     Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8     Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
446	386	15%	8%	EBITDA(1)	869	762	14%	10%
323	274	18%	7%	EBIT	630	540	17%	11%

Q2 2022 EBITDA(1) reached Euro 446 million, up 15.5% versus the prior year and with an EBITDA(1) margin of 34.6%.
Q2 2022 EBIT was Euro 323 million, increased 17.8% versus the prior year and with an EBIT margin of 25.0%.
Volume was strongly positive (Euro 90 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was mildly negative (Euro 16 million) mainly due to softer product mix related to the reduced contribution of the Ferrari Monza SP1 and SP2 versus the prior year and the greater contribution of the Portofino M, partially offset by personalizations.
Industrial costs / research and development expenses increased (Euro 27 million), mainly due to higher depreciation and amortization, cost inflation and other one-off operating expenses.
SG&A also grew (Euro 18 million) mainly reflecting communication and marketing activities and corporate events, as well as the support to the Company’s organizational development.
Other contributions were lower (Euro 9 million). The impact of the improved prior year Formula 1 ranking and higher contribution from lifestyle activities were more than offset by lower sponsorship, reduced engine shipments to Maserati, higher costs related to the better Formula 1 in-season ranking assumption and other miscellaneous expenses.

Net financial charges in the quarter stood at Euro 10 million, in line with the prior year, as a result of lower net foreign exchange losses, including hedging costs largely offset by the remeasurement at fair value of investments held by the Group.
The tax rate in the quarter was 20.0%, reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10), and deductions for eligible hyper and super-depreciation of machinery and equipment.
As a result, the Net profit(1) for the period was Euro 251 million, up 21.6% versus the prior year, and the Diluted earnings per share(1) for the quarter reached Euro 1.36, compared to Euro 1.11 in Q2 2021.
Industrial free cash flow(1) for the quarter was Euro 79 million, driven by the strong EBITDA(1) partially offset by capital expenditures(11) of Euro 166 million; change in net working capital, provisions and other slightly negative for Euro 29 million; cash interests and taxes for Euro 162 million paid in the quarter.
Net Industrial Debt(1) as of June 30, 2022 was Euro 387 million, compared to Euro 136 million as of March 31, 2022, also reflecting the payment in the second quarter of dividends for Euro 250 million(12) and share repurchases of Euro 81 million. As of June 30, 2022, total available liquidity was Euro 1,875 million (Euro 2,162 million as of March 31, 2022), including undrawn committed credit lines of Euro 669 million.

10 Also known as Notional Interest Deduction - NID
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12 In May 2022 the Company paid Euro 233 million out of the total dividend distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the following quarters as well as the dividend to NCI

2022 guidance revised upward on all metrics thanks to stronger contribution from personalizations as well as a tailwind from FX, and based on the following assumptions:
•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue will commence production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development
Subject to trading conditions unaffected by Covid-19 pandemic restrictions.

(€B, unless otherwise stated)	2021A	PREVIOUS 2022 GUIDANCE	UPWARD REVISED 2022 GUIDANCE
NET REVENUES	4.3	~4.8	~4.9
ADJ. EBITDA (margin %)	1.53 35.9%	1.65-1.70 34.5%-35.5%	1.70-1.73 >35%
ADJ. EBIT (margin %)	1.08 25.2%	1.10-1.15 23%-24%	1.15-1.18 >23.5%
ADJ. DILUTED EPS (€)	4.50	4.55-4.75(13)	4.80-4.90(13)
INDUSTRIAL FCF	0.64	≥0.60	>0.65

Q2 2022 highlights

296 GTS: defining the concept of driving thrills, including top down
On April 19, 2022, Ferrari unveiled the 296 GTS, the latest evolution of mid-rear-engined two-seater berlinetta spider. The 296 GTS flanks the 296 GTB in redefining the whole concept of fun behind the wheel, guaranteeing pure emotions not just when pushing the car to its limits, but also in day-to-day driving situations.

Ferrari SP48 Unica: a new one-off from Maranello
On May 5, 2022 Ferrari unveiled the Ferrari SP48 Unica, the latest addition to the Prancing Horse’s One-Off series, joining the most exclusive group in Maranello’s entire production: unique, absolutely bespoke cars crafted to the specifications of a single client and designed as a clear expression of their own individual requirements.

Completion of the sixth tranche of the disclosed multi-year share repurchase program
On May 30, 2022 Ferrari informed that completed the sixth tranche of the common share buyback program announced on March 3, 2022.

13 Calculated using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand)

The First Cavalcade Icona
On June 6, 2022 Ferrari informed that from 11 to 16 June 80 Ferrari Monzas from more than twenty nations will take part in the first edition of Cavalcade Icona, an exclusive event open only to these limited series vehicles inspired by evocative masterpieces in the history of the Prancing Horse.

The 296 GTB wins production car category at the Car Design Award 2022
On June 11, 2022 Ferrari communicated that the Ferrari 296 GTB has won the Production Car category of the prestigious Car Design Award, which was launched in 1984 by the Italian magazine, Auto&Design. The Car Design Award is presented to projects that have made a significant contribution to the evolution of car design. The winners are selected by an expert jury of 11 expert journalists from leading international motoring publications, including Auto&Design itself.

Carla Liuni joins Ferrari as Chief Brand Officer
On June 13, 2022 Ferrari announced that Carla Liuni will join Ferrari as Chief Brand Officer reporting to CEO Benedetto Vigna and serving on Ferrari’s Leadership Team. Carla Liuni brings an outstanding track-record of driving growth for global brands across luxury and premium businesses. Most recently Chief Marketing Officer at Pandora, she played a pivotal role to the company turnaround. Prior to this, Carla led Global Marketing and Communication at Bulgari. Lastly, Carla spent almost 20 years at Procter & Gamble, where she was General Manager for the Prestige division.

Ferrari Capital Markets Day 2022
On June 16, 2022 Ferrari hosted its Capital Markets Day to present the 2022-2026 strategic plan and the actions it is taking to embrace the opportunities ahead. Employees’ empowerment, experience, emotions, electrification, engine, environment, and earnings: the Company is entering a new and exciting chapter of its journey, ready to push the boundaries further than ever in its own distinctive way.

A 1 MW fuel cell plant at Ferrari’s Maranello facilities
On June 23, 2022 Ferrari announced that it has taken a further step towards its aim of becoming carbon neutral by 2030 thanks to a new 1 MW solid oxide fuel cell plant, built by Bloom Energy, at its Maranello facilities.
The plant provides 5% of the energy required for Ferrari’s production activities(14) while reducing fuel consumption and emissions. Compared to CHP (Combined Heat and Power) cogeneration systems, gas requirements are cut by around 20% with a significant energy saving.
In addition to high levels of efficiency, this innovative technology platform offers flexibility in the choice of energy sources required to power the plant: hydrogen, natural gas, biomethane or a combination, converting the fuel into electricity without combustion. A further benefit, compared to the equivalent systems used previously, is the reduction of more than 99% of the pollution that causes the build-up of smog and particulate matter.

14 Figure based on energy requirements of Ferrari facilities in Maranello in 2021

The Cavalcade Riviera begins with a record number of crews from all over the world for a journey among Italy, France and the Principality of Monaco
On June 27, 2022 Ferrari announced that the Ferrari Cavalcade will officially set off on 27 June from Sanremo. A route linking Italy and France for Ferrari’s international clientele to discover while driving the company’s models. Iconic locations on the Côte d’Azur and the Riviera di Ponente, Alpine passes and exclusive resorts, famous landscapes but also lesser-known spots to be discovered and explored.

Ferrari N.V. to commence a Euro 150 million first tranche of its new multi-year share buyback program of approximately Euro 2 Billion
On June 30, 2022 Ferrari announced its intention to commence a Euro 150 million share buyback program, as the initial tranche of the new multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day. The first tranche started on July 1, 2022 and will end no later than November 30, 2022.

Subsequent events

A new photovoltaic system at the Maranello site and an off-grid charging station for hybrid models
On July 25, 2022 Ferrari announced a new photovoltaic system to be built on the roofs of its Maranello factory buildings, further expanding its independent energy production and reducing its CO2e emissions. Ferrari is taking one more step on the path to carbon neutrality alongside Enel X.
In total, they will comprise 3,800 solar panels, able to deliver a maximum power of 1,535 kWp.
Once fully operational, the new solar installation will allow Ferrari to self-produce 1,626,802 kWh per year. The system will allow savings of more than 18,500 tonnes of CO2e over 25 years, or 740 tonnes per year.

Ferrari 296 GT3, a V6 for a new sporting history
On July 29, 2022 the Ferrari 296 GT3 was unveiled. It is an innovative project, on and off the track, that the Prancing Horse manufacturer decided to develop to continue a winning tradition dating back to 1949 when the 166 MM triumphed in the 24 Hours of Le Mans. This is a new approach in terms of design, car management at all stages of a race weekend, electronics, and even the engine architecture, a 120° turbocharged 6-cylinder. A new concept built to meet the needs of teams, professional drivers and gentlemen drivers, on whom Ferrari has always focused. This car has been meticulously designed in every detail and from every angle, in compliance with the new GT3 regulations.

Share repurchase program
Under the first tranche of the new multi-year common share repurchase program announced on June 30, 2022, from July 1, 2022 to July 29, 2022, the Company purchased 140,859 common shares for a total consideration of Euro 26.9 million. At July 29, 2022 the Company held in treasury an aggregate of 11,205,969 common shares. As of the same date, the Company held 4.36% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2022 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the Group’s ability to increase its presence in growth market countries; the Group’s low volume strategy; global economic conditions, macro events and pandemics, including the effects of the evolution of and response to the Covid-19 pandemic; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products or possible future bans of combustion engine cars in cities; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; labor relations and collective bargaining agreements; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2022	2021		2022	2021
166	166	Capital expenditures(11)	298	317
105	95	of which capitalized development costs(15) (A)	194	180
125	131	Research and development costs expensed (B)	270	272
230	226	Total research and development (A+B)	464	452
58	49	Amortization of capitalized development costs (C)	111	97
183	180	Research and development costs as recognized in the consolidated income statement (B+C)	381	369

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

15 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2022			2022
2022	at constant		2022	at constant
	currency			currency
1,100	1,060	Cars and spare parts	2,112	2,056
41	41	Engines	78	78
117	110	Sponsorship, commercial and brand	226	216
33	31	Other	61	58
1,291	1,242	Total Net Revenues	2,477	2,408

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2022		2022
323	EBIT	630
(37)	Currency (including hedges)	(51)
286	EBIT at constant currency	579

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2022		2022
446	EBITDA	869
(37)	Currency (including hedges)	(51)
409	EBITDA at constant currency	818

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
251	206	45	Net profit	490	412	78
62	58	4	Income tax expense	122	109	13
10	10	-	Net financial expenses	18	19	(1)
123	112	11	Amortization and depreciation	239	222	17
446	386	60	EBITDA	869	762	107

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
446	386	60	EBITDA	869	762	107
-	-	-	Adjustments	-	-	-
446	386	60	Adjusted EBITDA	869	762	107

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
323	274	49	EBIT	630	540	90
-	-	-	Adjustments	-	-	-
323	274	49	Adjusted EBIT	630	540	90

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
251	206	45	Net profit	490	412	78
-	-	-	Adjustments	-	-	-
251	206	45	Adjusted net profit	490	412	78

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
1.36	1.11	0.25	Basic EPS	2.66	2.22	0.44
-	-	-	Adjustments	-	-	-
1.36	1.11	0.25	Adjusted basic EPS	2.66	2.22	0.44
1.36	1.11	0.25	Diluted EPS	2.65	2.22	0.43
-	-	-	Adjustments	-	-	-
1.36	1.11	0.25	Adjusted diluted EPS	2.65	2.22	0.43

Basic and diluted EPS(16)

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2022	2021	Change		2022	2021	Change
249	206	43	Net profit attributable to the owners of the Company	487	411	76
182,996	184,706		Weighted average number of common shares (thousand)	183,262	184,745
1.36	1.11	0.25	Basic EPS (in Euro)	2.66	2.22	0.44
183,251	185,005		Weighted average number of common shares for diluted earnings per common share (thousand)	183,517	185,045
1.36	1.11	0.25	Diluted EPS (in Euro)	2.65	2.22	0.43

16    For the three and six months ended June 30, 2022 and 2021 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Debt	(2,765)	(2,655)	(2,630)
of which leased liabilities as per IFRS 16 (simplified approach)	(61)	(59)	(56)
Cash and Cash Equivalents	1,206	1,494	1,344
Net Debt	(1,559)	(1,161)	(1,286)
Net Debt of Financial Services Activities	(1,172)	(1,025)	(989)
Net Industrial Debt	(387)	(136)	(297)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2022	2021		2022	2021
172	261	Cash flow from operating activities	587	535
(166)	(166)	Investments in property, plant and equipment and intangible assets(11)	(298)	(317)
6	95	Free Cash Flow	289	218
(73)	(18)	Free Cash Flow from Financial Services Activities	(89)	(42)
79	113	Free Cash Flow from Industrial Activities(17)	378	260

17    Free cash flow from industrial activities for the three and six months ended June 30, 2022 includes Euro 17 million related to dividends to withholding taxes and dividends to NCI, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and six months ended June 30, 2021 includes Euro 13 million related to withholding taxes and dividends to NCI, which were paid in the following quarters.

On August 2, 2022, at 3:00 p.m. CEST, management will hold a conference call to present the Q2 2022 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.